Exhibit 99.1

Draganfly Signs $9 Million Exclusive Manufacturing

Agreement with Digital Dream Labs

Los Angeles, CA. October 12, 2021 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has signed a minimum $9 million manufacturing agreement with Digital Dream Labs, Inc. (“DDL”) to design and develop an AI consumer companion robot drone (the “Drone”).

DDL is an edtechtainment company that specializes in the development of hands-on video games and personal robots. Their popular desktop robots, Cozmo and Vector, are two of the best-selling consumer robots of all-time.

As per the terms of the announced agreement, Draganfly will be the exclusive manufacturer and assembler of the Drone. DDL will order at least 50,000 units annually with delivery starting in 2022. The Drone will be integrated into DDL’s existing product family, including support, sales and distribution channels used for their other consumer robots. Draganfly has also been granted a right of first refusal to become the exclusive manufacturer and assembler of subsequent drone or UAV-based robots to be added to Digital Dream Labs’ product portfolio.

According to the Consumer Drones Global Market Report 2021, the global consumer drone market is expected to top $2.3 billion in 2021 at a compound annual growth rate (CAGR) of 12%. In 2025, the market is forecasted to reach nearly $3.3 billion at a CAGR of 9%.

“We are very excited to be working with Draganfly on the newest addition to the Cozmo family.” said Dr. Jacob Hanchar, co-founder and CEO of Digital Dream Labs. “This AI robot drone fits perfectly into our portfolio and complements our mission as we continue to change the narrative around technology and illustrate how it can be used to improve lives.”

“The Draganfly team is incredibly excited to be working with Digital Dream Labs and helping them in taking hands-on educational technology to new heights with this new robot. Our team of robotics, AI and aviation experts are looking forward to helping DDL cement their market leading position by developing the ultimate drone companion,” said Cameron Chell, CEO of Draganfly.

The parties have entered into a binding letter agreement reflecting the above terms and will use commercially reasonable efforts to enter into a definitive agreement. The binding letter agreement will govern the relationship between DDL and Draganfly and there can be no assurance that a definitive agreement will be completed or entered into amongst the parties.

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About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Digital Dream Labs

Digital Dream Labs is an edtechtainment company that develops engaging learning solutions for people of all ages. Through their innovative suite of interactive and hands-on video games and consumer robots, Digital Dream Labs is transforming the way science, technology, engineering, arts and mathematics ( STEM / STEAM) topics are taught in homes and classrooms around the world.

For more information, visit digitaldreamlabs.com.

Media Contact

Saul Markowitz

Saul@digitaldreamlabs.com

412-977-8517 cell

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with the negotiation and settlement of a definitive agreement. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.